January 29, 2010

Mr. Christian Windsor
Mail Stop 4720
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Enterprise Financial Services Corp
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 8-K filed on April 27, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-15373

Dear Mr. Windsor:

This letter is provided by Enterprise Financial Services Corp (the “Company”) in response to your letter to the Company of December 31, 2009 and supplements the responses provided in the Company’s previous letter dated January 15, 2010. Set forth below is a supplemental response to your comment 4, which has been restated and appears in italics.

Short-Term Annual Cash Incentive, page 9 of Definitive Proxy Statement on Schedule 14A

4.       Please tell us why you have not disclosed the performance targets utilized in determining compensation for your named executive officers for the 2008 fiscal year. In particular, you have not disclosed the information contained in the annual performance grid, including threshold, target and exceptional performance levels and payment amounts for each goal applicable to annual cash incentive compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: Following is an example of the disclosure on these matters which the Company intends to include in its Proxy Statement for its 2010 annual meeting. Please note that the Company’s Compensation Committee has not yet finally determined the actual awards of short-term incentives to the Company’s NEOs.

Short-Term Annual Incentives. We use short-term incentive programs to drive an executive’s performance in a given year by focusing on three to five key goals. Our short-term incentive sets a threshold, target and exceptional level of short-term incentive awards that an NEO is eligible to earn. The compensation committee develops an annual performance grid for each NEO that lists his or her goals. For each of these NEOs, the CEO of the Company and the Bank review the goals and set the potential incentive amounts for each goal and performance level. The relative importance of each goal to all goals is determined. The relative weighting determines potential incentive payments for each goal. In the first quarter of each year, our CEO and the Senior Vice President of Human Resources present proposed NEO grids to the Committee for review and approval. After the performance year is completed, the Committee, through use of its outside consultant, verifies the internal computation of short-term annual incentives for NEOs.

Securities and Exchange Commission
January 29, 2010

For each goal, the threshold level of payout for achievement is usually set at 70% of target level and the exceptional level of payout is usually set at 130% of target level. For performance below threshold level of any goal, there is no payment. Payout for performance falling between the threshold, target and exceptional criteria is determined using straight-line interpolation.

We have historically used short-term annual incentive programs which paid cash bonuses. The executive compensation standards of the United States Treasury Capital Purchase Program (the “CPP”) prohibit us from paying cash bonuses to our five most highly compensated individuals. For employees subject to these restrictions, we are only permitted to use base salary and incentives in the form of qualifying restricted stock. In 2009, these restrictions applied to all of our NEOs and as a result none of our NEOs received any cash bonus pursuant to our short-term incentive programs. Instead, short-term incentive awards will be in the form of restricted stock which satisfies the requirements of “long term restricted stock” under the CPP executive compensation standards. Under these rules, (i) the total value of all restricted stock awarded by the Company in any fiscal year to an employee subject to the CPP bonus restrictions (excluding awards of fully vested “salary stock”) may not exceed 1/3 of the employee’s total compensation, (ii) the restricted stock awards are subject to a two year continuous service vesting schedule and (iii) the shares of restricted stock become transferrable on a pro rata basis to the extent that we repay funds we obtained through the CPP, subject to limited exceptions for sales to cover taxes as the shares of restricted stock vest. We determine the number of shares of restricted stock included in the award by dividing the award dollar amounts by the average common price of our common stock for the immediately preceding 10 business days before the award.

The goals determining the short-term incentive awards and the threshold, target and exceptional level payouts related to each goal for each of our NEOs for 2009 are set forth in the table below. Due to the Company’s expected performance in 2009, management recommended and the Committee approved a reduction in the threshold, target and exceptional level payout percentages of all annual short-term incentives by 40% from the prior year levels. While the target amount of short-term annual incentives for Mr. Benoist are set in his employment agreement, his agreement is now subject to the CPP executive compensation restrictions and Mr. Benoist agreed in 2009 to a 40% reduction in the target amount of his short-term incentives, consistent with the reduction for other NEOs.

150 North Meramec Avenue • St. Louis, Missouri 63105 • 314.725.5500

Securities and Exchange Commission
January 29, 2010

Peter F. Benoist
	% Weight	Threshold	Target	Exceptional
Goals	At Target	Goal	Goal	Goal
1. Earnings per share	40%	$0.84	$0.96	$1.05
2. Asset Quality Rating (1)	20%	2.0	3.0	4.0
3. Liquidity Rating (2)	20%	2.0	3.0	4.0
4. Subjective performance review (3)	20%	2.0	3.0	4.0
Potential Payout	100%	$94,200	$134,000	$175,500

Frank H. Sanfilippo
	% Weight	Threshold	Target	Exceptional
Goals	At Target	Goal	Goal	Goal
1. Earnings per share	40%	$0.84	$0.96	$1.05
2. Liquidity Rating (2)	20%	2.0	3.0	4.0
3. Subjective performance review (3)	40%	2.0	3.0	4.0
Potential Payout	100%	$37,800	$54,000	$70,200

Stephen P. Marsh
	% Weight	Threshold	Target	Exceptional
Goals	At Target	Goal	Goal	Goal
1. Earnings per share	40%	$0.84	$0.96	$1.05
2. Asset Quality Rating (1)	30%	2.0	3.0	4.0
3. Liquidity Rating (2)	10%	2.0	3.0	4.0
4. Subjective performance review (3)	20%	2.0	3.0	4.0
Potential Payout	100%	$52,500	$75,000	$97,500

Linda M. Hanson
	% Weight	Threshold	Target	Exceptional
Goals	At Target	Goal	Goal	Goal
1. Earnings per share	20%	$0.84	$0.96	$1.05
2. Improvement in Kansas City Region Net Operating
Income(4)	20%	8.0%	19%	37%
3. Growth in Kansas City Region Deposits	20%	27%	41%	76%
4. Credit Quality (5)	20%	2.0	3.0	4.0
5. Subjective performance review (3)	20%	2.0	3.0	4.0
Potential Payout	100%	$46,200	$66,000	$85,800

John G. Barry
	% Weight	Threshold	Target	Exceptional
Goals	At Target	Goal	Goal	Goal
1. Earnings per share	20%	$0.84	$0.96	$1.05
2. Improvement (Decrease) in Arizona Region Net
Operating Income(4)	20%	(106%)	(50%)	7%
3. Credit Quality (6)	20%	2.0	3.0	4.0
4. Subjective performance review (3)	40%	2.0	3.0	4.0
Potential Payout	100%	$52,500	$75,000	$97,500

150 North Meramec Avenue • St. Louis, Missouri 63105 • 314.725.5500

Securities and Exchange Commission
January 29, 2010

(1) The Asset Quality Rating, which is a part of Mr. Benoist’s and Mr. Marsh’s short-term incentive goals is a rating of between zero and four points based on an equal weighted review of the Company’s net charge offs and non-performing assets during the fiscal year. The target level Asset Quality Rating of three points would be achieved if (i) net charge offs during the year are less than or equal to .70% of the average loan balance for 2009 and (ii) the ratio of the Company’s non-performing assets to total assets for the fiscal year is less than or equal to average of this ratio for banks in a group of similarly sized banks followed by analysts selected by the Committee. The Committee in its discretion assigns a score of between zero and three points for performance below these target goals and a score of between three and four points for performance exceeding these target goals.

(2) The Liquidity Rating, which is a part Mr. Benoist’s, Mr. Sanfilippo’s and Mr. Marsh’s short-term incentive goals is a rating of between zero and four points based on an equal weighted review of the Company’s Liquidity Ratio and the Company’s Dependency Ratio. The Company’s Liquidity Ratio is the ratio of short-term assets to net deposits and the Dependency Ratio is a measure of the Company’s reliance on non-core deposits. Threshold level performance for this goal would be a Liquidity Ratio of greater than 22% and a Dependency Ratio of less than 28%. Target level performance for this goal would be a Liquidity Ratio of greater than 26% and a Dependency Ratio of less than 25%. Exceptional level performance for this goal would be a Liquidity Ratio of greater than 29% and a Dependency Ratio of less than 23%.

(3) The subjective performance review goal consists of a rating of between zero and four points. Each performance review consists of separate subjective criteria based on the position and responsibilities of the NEO, including leadership. A portion of Mr. Barry’s subjective performance evaluation was based on identifying and implementing an acquisition in the Phoenix region. A portion of Mr. Sanfilippo’s subjective performance evaluation is based on an assessment by the Chairperson of the Audit Committee and the CEO of the effectiveness of the Company’s overall risk management procedures and processes. In determining this rating, the Chairperson of the Audit Committee and the CEO consider factors such as the Company’s risk assessment process, internal controls over financial reporting, including the existence of any significant deficiencies or material weaknesses in such controls, and disclosure controls and procedures.

(4) The payout to Ms. Hanson and Mr. Barry for achieving above threshold-level performance for this goal is subject to reduction of 33% if the rate of loan losses in the applicable region exceeds .7% of loans in the region.

(5) The Credit Quality Rating, which is a part of Ms. Hanson’s short-term incentive goals is based on net charge-offs and reduction in non-performing loans and “other real estate owned” in the Kansas City region during the fiscal year. Performance toward this goal is evaluated based on a rating between one and four points. The target level Credit Quality Rating of three points would be achieved if (i) net charge-offs in the Kansas City region were less than 1% of the average loan portfolio of the region and (ii) aggregate Non-Performing Loans and “other real estate owned” were reduced from $30 million to $20 million during 2009. The Committee in its discretion assigns a score of between zero and three points for performance below these target goals and a score of between three and four points for performance exceeding these target goals.

150 North Meramec Avenue • St. Louis, Missouri 63105 • 314.725.5500

Securities and Exchange Commission
January 29, 2010

(6) The Credit Quality Rating, which is a part of Mr. Barry’s short-term incentive goals is based on net charge-offs and reduction in non-performing loans in the Arizona region during 2009. Performance toward this goal is evaluated based on a rating between one and four points. The target level Credit Quality Rating of three points would be achieved if (i) net charge-offs in the Arizona region were less than .7% of the average loan portfolio of the region and (ii) aggregate Non-Performing Loans and “other real estate owned” were less than 2% of the average loan portfolio of the region. The Committee in its discretion assigns a score of between zero and three points for performance below these target goals and a score of between three and four points for performance exceeding these target goals.

Based on the above goals and the actual performance attained, our NEOs receive short-term incentive awards as set forth in the table below, all of which were between the threshold level and target level of payout:

NEO	ACTUAL AWARD	% OF TARGET (1)
Peter F. Benoist	$[TBD]	[TBD]%
Frank H. Sanfilippo	$[TBD]	[TBD]%
Stephen P. Marsh	$[TBD]	[TBD]%
Linda M. Hanson	$[TBD]	[TBD]%
John G. Barry	$[TBD]	[TBD]%

(1) As discussed above, because of the Company’s expected below average performance in fiscal year 2009, all threshold, target and exceptional level payout percentages were reduced by 40% from 2008 levels.

As requested, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Phillip R. Stanton, at 314-345-4738 with any questions.

Sincerely,

/s/ Frank H. Sanfilippo
Frank H. Sanfilippo, Chief Financial Officer

150 North Meramec Avenue • St. Louis, Missouri 63105 • 314.725.5500